News Release

NORTHBRIDGE AND FAIRFAX ANNOUNCE PRIVATIZATION OFFER

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

TORONTO, Ontario, December 1, 2008 - Fairfax Financial Holdings Limited (TSX and NYSE: FFH) and Northbridge Financial Corporation (TSX: NB) today announced that Fairfax intends to make a formal offer to acquire all of the outstanding common shares of Northbridge, other than those shares already held by Fairfax, for $39.00 in cash per common share, representing total cash consideration of approximately $686 million.

The price of $39.00 per Northbridge common share represents a premium of approximately 28.9% over the $30.25 closing price of Northbridge common shares on the Toronto Stock Exchange on November 13, 2008, the day Fairfax approached Northbridge’s board of directors to consider the proposed transaction. The proposed transaction also represents a 31.8% premium over the 30-trading day volume-weighted average closing price for the period ended November 28, 2008 of $29.59 and a 160.0% premium over the May 21, 2003 initial Northbridge public offering price of $15.00 per common share.

Fairfax currently owns 30,111,306 common shares or approximately 63.1% of Northbridge’s outstanding common shares.  The aggregate cash consideration payable under the proposed transaction for 36.9% of the Northbridge shares that are not already held by Fairfax would be approximately $686 million.

On November 13, 2008, Fairfax requested that the board of directors of Northbridge establish a special committee of independent directors to supervise the preparation of a formal valuation of the Northbridge common shares. The Northbridge special committee retained Scotia Capital Inc., a qualified independent valuator, to prepare the formal valuation and consider the proposed transaction. Subject to the assumptions contained in the valuation, Scotia Capital Inc. reached the opinion that the fair market value of the Northbridge common shares is in the range of $37 to $41 per common share. Scotia Capital Inc. also delivered a fairness opinion that the cash consideration offered under the proposed transaction is fair, from a financial point of view, to the minority Northbridge shareholders.

Based on the conclusions of Scotia Capital Inc., among other matters considered, the Northbridge special committee unanimously determined that the proposed transaction is in the best interests of Northbridge and is fair, from a financial point of view, to the minority Northbridge shareholders. In light of the special committee’s conclusions, the Northbridge board of directors unanimously recommends that Northbridge shareholders accept and tender their shares to the Fairfax offer.

Following the completion of the proposed transaction, it is expected that Northbridge would become a wholly-owned subsidiary of Fairfax. In announcing the offer, Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said: "The Fairfax proposal represents an excellent opportunity for Northbridge shareholders to realize a significant premium as well as immediate liquidity for their shares.” Mr. Watsa added, “Mark Ram has done an exceptional job and we’re very pleased with the leadership he has brought to Northbridge, Canada’s largest commercial insurance group. As with our decentralized U.S. insurance operation, Crum & Forster, we intend for Northbridge to continue operating on a standalone basis, with Mark and his team in charge of all aspects of our Canadian insurance operations.”

Mark Ram, President and Chief Executive Officer of Northbridge, added, “We take great pride in being the foremost commercial insurer in Canada and will work hard to continue earning the loyalty of our independent brokers, insurance clients and reinsurance partners every day. I very much look forward to realizing our vision through the combination of our 1,500 industry-leading employees, our drive for innovation and Fairfax’s continuing support.”

Fairfax expects to send its formal offer to the shareholders of Northbridge as soon as practicable and to make all necessary filings with the appropriate securities regulatory authorities. The Fairfax offer will be made by a wholly-owned subsidiary of Fairfax and will be subject to certain customary conditions including at least 50.1% of the common shares outstanding (calculated on a fully-diluted basis) other than those beneficially owned by Fairfax and its affiliates being tendered to the offer and not withdrawn. The terms and conditions of the proposed transaction, including copies of the formal valuation and fairness opinion prepared by Scotia Capital Inc., will be detailed in a circular to be mailed to Northbridge shareholders as soon as practicable. It is expected that Fairfax’s formal offer will close during the first quarter of 2009.

About Northbridge

Northbridge is the largest commercial property and casualty insurance group in Canada, providing property, automobile, general liability and a wide range of other commercial insurance products to businesses primarily in Canada. Visit Northbridge's website at www.norfin.com for more information.

About Fairfax

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, please contact:

Fairfax Financial Holdings Limited                        Northbridge Financial Corporation
Greg Taylor, Chief Financial Officer,                        Innes Dey, Vice President, Corporate Affairs,
at (416) 367-4941                                                                                                          (416) 350-4396

Media Contact
Paul Rivett, Chief Legal Officer,
at (416) 367-4941